FORM 4

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol		6. Relationship of Reporting Person(s) to issuer
(Check all Applicable)
Crosson Stephen			CaminoSoft Corp/CMSF		[ ] Director	[ ] 10% Owner
					[X] Officer (give title below)	[ ] Other (specify below)

(Last)	(First)	(Middle)	3. IRS or Social Security	4. Statement for
			Number of Reporting	Month/Year	Chief Operating Officer and
600 Hampshire Road, Suite #105			Person (Voluntary)	May, 2002	Chief Accounting Officer
(Street)				5. If Amendment, Date of Original)	7. Individual or Joint/Group Filing (check applicable line) [X] Form filed by One Reporting Person
Westlake Village, CA 91361				(Month/Year)	[ ] Form filed by More than One Reporting Person

(City)	(State)	(Zip)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

			Amount	(A) or (D)	Price

Common Stock	5/8/02	P	2,000	A	$0.99

Common Stock	5/10/02	P	400	A	$1.00

Common Stock	5/14/02	P	200	A	$1.00

Common Stock	5/22/02	P	400	A	$0.96

Common Stock	5/24/02	P	200	A	$0.96	123,360	D

*If the form is filled by more than one reporting person, see Instruction 4(b)(v).	(Over)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	SEC 2270 (7/96)

(Print or Type Responses)

FORM 4 (continued)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercis- able and Expi- ration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)

			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.	By:	/s/ Stephen Crosson Stephen Crosson	6/5/02 Date
**Signature of Reporting Person
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.			Page 4 SEC 2270 (7/96)